

May 22, 2008

Room 7010

Osvaldo Burgos Schirmer
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul
Brazil CEP 90220-005

      Re: Gerdau S.A.
            Form 20-F for Fiscal Year Ended December 31, 2007
            File No. 001-14878

Dear Mr. Schirmer:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 51

1.   We note your disclosure of your critical accounting policies. Please expand your discussion of critical accounting policies, to analyze to the extent material for each critical estimate identified, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

2.   We note that in determining the fair value of acquired assets and liabilities, you engage independent valuation firms. Please identify these firms or delete your reference to them. If you chose to refer to and identify the independent firm, you should also include the expert's consent when the reference is included in a filing in the 1933 Act environment. We believe reference to such expert in a registration statement requires a consent following Section 436(b) of Regulation C. Please note for future reference.

A. Operating Results, page 52

3.   You disclose that your sales increase during 2007 was a result of increased demand in the steel market, mainly as a result of increased sales volumes in Brazil.   Please expand your disclosure to discuss the factors that contributed to these volume and price increases in each of the geographical regions you have presented on page 54. We further note significant year over year changes in each of the regions, including a 70% increase in Europe, however your current disclosure only addresses Brazil as a factor in overall sales growth. Refer to FRR No. 36 – 501.04.

4.   We note that since 2004 your gross margin percentages have been slowly decreasing. Tell us and expand your disclosure to discuss the factors that have contributed to this gradual decrease in margins. Your current disclosure only discusses rising raw material costs and appreciation of the Brazilian real against the dollar; however, there is no discussion of whether or not you believe this is a trend you expect to continue or how you are mitigating the impact of these items.

5.   Notwithstanding the fact that you present segment disclosures pursuant to Brazilian GAAP, we believe that your MD&A should provide a more comprehensive segment discussion in MD&A. Analysis of segment data, including revenues and cost of sales, should be presented with specific emphasis where a segment contributes in a disproportionate way to income or loss. Known trends, demands, commitments, events or uncertainties within a segment among the factors used by management to evaluate that segment should be discussed in MD&A.

6.   You indicate that the decrease in net financial income was due to the increase in financial expenses as a result of your increase in debts from acquisitions. We note that net financial income contains several different line items that all had significant fluctuations during 2007. Please revise to discuss the nature of each line item and the factors that contributed to each line items year over year change.

7.   You indicate that the decrease in equity income from unconsolidated companies from 2007 to 2006 was attributable to the metal spreads at your flat rolled sheet venture (Gallatin Steel). Discuss the impact of these metal spreads as they relate to your consolidated results of operations or explain why such discussion is not necessary. In

this regard, we note that you have flat rolled sheet products in your Specialty Steel segment.

B. Liquidity and Capital Resources, page 58

8.   Expand your disclosures to clarify why there was a significant decrease in net purchases of short-term investments classified as trading securities.

9.   We note that increases in your accounts receivable and inventories significantly impacted your cash flows from operations for 2007. Please expand your disclosures to discuss these individually material components of your cash flows from operations.

Report of Independent Registered Public Accounting Firm

10.   We note PricewaterhouseCoopers report dated April 20, 2007 refers to other auditors and states that they have been furnished the applicable reports for Gallatin Steel and Acos Villares S.A. Please revise to provide the report by the other auditors in accordance with Article 2 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-7

11.   We refer you to the $512,236 "Capital increase in the subsidiary Gerdau Ameristeel through a public offering." As indicated under the caption "10-year bonds" on page 60 of your filing, we note that Gerdau Ameristeel concluded an offering of its shares, totaling $1.5 billion. We further note that you issued 10-year bonds in the amount of $1.0 billion so that you could buy 84 million of common shares in connection with Gerdau Ameristeels' offering in order to maintain your interest of approximately $66.5%. Given the significance of these transactions, please provide clarifying disclosures regarding these transactions in the notes to your financial statements. To the extent material, address the impact of this additional investment on your liquidity and capital resources.

Note 3.18 Environmental and Remediation Costs, page F-18

12.   You disclose that you either capitalize or expense compliance costs related to environmental regulations "as appropriate." Please revise to clarify how you account for these costs, specifically how you determine it is "appropriate" to expense these costs or capitalize these costs. Cite the authoritative guidance you use to substantiate your classification of these costs.

Note 3.21 Derivative Financial Instruments, page F-18

13.   Your policy address your accounting for derivative financial instruments that do not qualify for hedge accounting and how you determine that a derivative qualifies as a hedge. Your accounting policy does not address how you account for financial instruments that do qualify for hedge accounting.   To the extent you have derivative

financial instruments that qualify for hedge accounting, please revise to include your accounting policy for these instruments ensuring that you have included all of the required disclosures in paragraphs 44 and 45 of SFAS 133.

Note 12. Goodwill and Intangible Assets, page F-34

14.   We note your table of estimated amortization expense for 2008 on page F-36 which estimates amortization expense for 2008 to be $97.0 million. Estimated amortization for customer relationships in 2008 appears significantly higher compared to estimated amortization in 2009-2012 and the estimated 15 year life for Chaparral's customer relationships. Tell us the reason amortization expense is higher in 2008 compared to other years for customer relationships and to the extent this difference is related to different amortization methods or anticipated write offs, please revise future filings to disclose such facts.

15.   We note during 2007 the acquisitions of Chaparral, Grupo Feld and Siderurgica Zuliana resulted in $3.0 bilion in acquired goodwill. We further note that in each of the above mentioned acquisitions, acquired goodwill represented between 48% of 65% of the total purchase price. Please tell us and disclose why such a significant portion of the purchase price for each of these acquisitions was recorded as goodwill.

Note 17.1 Share capital and Note 19. Earnings per share (EPS)

16.   Please tell us supplementally and expand your disclosures to provide a more comprehensive discussion of the terms of your preferred shares such that we can better understand the appropriateness of your earnings per share presentation. With specific reference to such terms, tell us and expand your disclosures to clarify:

- how you determined the appropriateness of using the two class method for computing earnings per share; and
- how you determined the allocation of net income to common and preferred shareholders.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief